Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated August 11, 2021

Supplementing the Preliminary Prospectus Supplement, dated August 9, 2021

Registration No. 333-230533

Pricing Term Sheet

Bridgewater Bancshares, Inc.

2,400,000 Depositary Shares, Each Representing a 1/100th Interest in a Share of

5.875% Non-Cumulative Perpetual Preferred Stock, Series A

Term Sheet

Issuer:	Bridgewater Bancshares, Inc. (the “Company”)

Securities Offered:	2,400,000 Depositary Shares (“Depositary Shares”), each representing a 1/100th interest in a share of the Company’s 5.875% Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)

Over-Allotment Option:	$9.0 million (360,000 Depositary Shares)

Trade Date:	August 12, 2021

Settlement and Delivery Date:	August 17, 2021 (T+3)

Rating:

BB+ by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Public Offering Price/ Liquidation Preference:

$25.00 liquidation preference per Depositary Share (equivalent to $2,500 per share of Preferred Stock); $60.0 million in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per Depositary Share; $1.89 million total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per Depositary Share; $58.11 million total (assuming the over-allotment option is not exercised)

Dividend Rate (Non-cumulative):	5.875% per annum

Dividend Payment Dates:	If declared, dividends will be payable on March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2021.

Dividend Record Date:	Close of business on the 15th calendar day before the applicable dividend payment date

Day Count Convention:	30/360

Term:	Perpetual

Optional Redemption:

The Company may redeem the Preferred Stock at its option (i) in whole or in part, from time to time, on any dividend payment date on or after August 17, 2026, or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event” (as defined in the preliminary prospectus supplement dated August 9, 2021), in each case at a redemption price equal to $2,500 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Proposed Nasdaq Listing Symbol:	“BWBP”

CUSIP:	108621 301

ISIN:	US1086213014

Underwriters:	D.A. Davidson & Co. Performance Trust Capital Partners, LLC

Depositary:	Computershare, Inc. and Computershare Trust Company, N.A.

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Depositary Shares for general corporate purposes, including support for organic growth plans, support for bank level capital ratios and possible redemption or repurchase of currently outstanding indebtedness.

CAPITALIZATION

The following table shows our capitalization, on a consolidated basis, at June 30, 2021:

●	on an actual basis;
●	on an adjusted basis to give effect to the partial repurchase of 5.875% Fixed-to-Floating Rate Subordinated Notes due 2027 (the “2027 Notes”) and the issuance and sale of 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031 on July 8, 2021 (the “2031 Notes”); and
●	on a further adjusted basis to give effect to the partial repurchase of the 2027 Notes, the issuance and sale of the 2031 Notes, and the issuance and sale of the depositary shares in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, (assuming the underwriters do not exercise their option to purchase additional depositary shares);

This table should be read in conjunction with “Summary — Summary Selected Consolidated Financial Information” in the Preliminary Prospectus Supplement, and our unaudited interim consolidated financial statements and the notes thereto and related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which is incorporated by reference in the Preliminary Prospectus Supplement.

	As of June 30, 2021
			As Further Adjusted
(dollars in thousands)	Actual	As Adjusted	for this Offering

	(Unaudited)
Long Term Debt
FHLB Advances	$57,500	$57,500	$57,500
5.875% Fixed-to-Floating Rate Subordinated Notes Due 2027 (1)	24,888	14,220	14,220
5.25% Fixed-to-Floating Rate Subordinated Notes Due 2030 (2)	49,025	49,025	49,025
3.25% Fixed-to-Floating Rate Subordinated Notes Due 2031 (3)	—	29,400	29,400
Total Long Term Debt	$131,413	$150,145	$150,145

Shareholders' Equity
Preferred Stock, $0.01 par value; 10,000,000 Shares Authorized:
Series A Preferred Stock, $2,500 liquidation preference per share, no shares outstanding (actual) and 2,400,000 shares issued and outstanding (as further adjusted for this offering)	$—	$—	$57,810
Common Stock, $0.01 par value, 75,000,000 Shares Authorized; 28,162,777 shares issued and outstanding	282	282	282
Additional Paid-In Capital	104,811	104,811	104,811
Retained Earnings	176,495	176,495	176,495
Accumulated Other Comprehensive Income	9,242	9,242	9,242
Total Shareholders' Equity	$290,830	$290,830	$348,640

Capital Ratios
Common Equity Tier 1 to Risk-Weighted Assets	9.67%	9.67%	9.67%
Tier 1 Capital to Risk-Weighted Assets	9.67	9.67	11.68
Total Capital to Risk-Weighted Assets	13.49	13.94	16.14
Tier 1 Capital to Average Assets (Leverage Ratio)	9.08	9.08	10.97
Tangible Common Equity to Tangible Assets (4)	9.10	9.10	8.94

(1)	Balance represents $25.0 million aggregate principal amount, less debt issuance costs of $111.9 thousand; notes mature on July 15, 2027, and are redeemable on or after July 15, 2022, or upon the occurrence of certain tax, capital treatment or investment company events. In July 2021, we repurchased $11.3 million aggregate principal amount of these notes.
(2)	Balance represents $50.0 million aggregate principal amount, less debt issuance costs of $975.4 thousand; notes mature on July 1, 2030, and are redeemable on or after July 1, 2025, or upon the occurrence of certain tax, capital treatment or investment company events.
(3)	Balance represents $30.0 million aggregate principal amount, less debt issuance costs of $600.0 thousand; notes mature on July 15, 2031, and are redeemable on or after July 15, 2026, or upon the occurrence of certain tax, capital treatment or investment company events.
(4)	See “Summary Selected Consolidated Financial Information — Non-GAAP Financial Measures,” in the Preliminary Prospectus Supplement, for a discussion of this non-GAAP financial measure and a quantitative reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP.

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the third business day following the trade date of August 12, 2021 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the Depositary Shares will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The Company has filed a shelf registration statement (File No. 333-230533) (including a base prospectus), which was declared effective on April 4, 2019, and a related preliminary prospectus supplement dated August 9, 2021 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by emailing D.A. Davidson & Co. at prospectusrequest@dadco.com, or calling 1-800-322-5915, or by emailing Performance Trust Capital Partners, LLC at mshields@performancetrust.com, or by calling (312) 521-1638.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

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